FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 24, 2017

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces First Quarter 2017 Results

2.	Cellcom Israel Ltd. and Subsidiaries – Condensed Consolidated Interim Financial Statements As at March 31, 2017 (Unaudited)

 Item 1

Cellcom Israel announces

first Quarter 2017 Results
------------------------

Cellcom Israel concludes the first quarter of 2017 with net income of NIS 26 million and EBITDA1 of NIS 201 million.

Nir Sztern, Cellcom CEO said: “We continue the quarterly growth trend of Cellcom tv subscribers, and in the first quarter, approximately 13,000 households who chose the best television in Israel joined the service. In the field of Internet infrastructure we also maintained our position as significant recruiters in the market with the addition of 17,000 new households."

"Revenues for the first quarter of 2017 were affected by the continued competition and price erosion in service revenues in the cellular segment and a decrease in revenues from national roaming compared to the first quarter of last year. The decrease in service revenues in the cellular segment was partially offset by growth in service revenues from the fixed-line segment in respect of television and wholesale market services."

----

First Quarter 2017 Highlights (compared to first quarter of 2016):

▪	Total Revenues totaled NIS 959 million ($264 million) compared to NIS 1,022 million ($281 million) in the first quarter last year, a decrease of 6.2%

▪	Service revenues totaled NIS 739 million ($203 million) compared to NIS 774 million ($213 million) in the first quarter last year, a decrease of 4.5%

▪	EBITDA[1] totaled NIS 201 million ($55 million) compared to NIS 238 million ($66 million) in the first quarter last year, a decrease of 15.5%

▪	EBITDA margin 21.0%, a decrease from 23.3% in the first quarter last year

▪	Operating income totaled NIS 67 million ($19 million) compared to NIS 101 million ($28 million) in the first quarter last year, a decrease of 33.7%

▪	Net income totaled NIS 26 million ($7 million) compared to NIS 59 million ($16 million) in the first quarter last year, a decrease of 55.9%

▪	Free cash flow[1] totaled NIS 66 million ($18 million) compared to NIS 149 million ($41 million) in the first quarter last year, a decrease of 55.7%

▪	Cellular subscriber base totaled approximately 2.792 million subscribers (at the end of March 2017)

____________________

1 Please see "Use of Non-IFRS financial measures" section in this press release.

Nir Sztern, the Company's Chief Executive Officer, referred to the results of the first quarter of 2017:

"Revenues for the first quarter of 2017 were affected by the continued competition and price erosion in service revenues in the cellular segment and a decrease in revenues from national roaming compared to the first quarter of last year. The decrease in service revenues in the cellular segment was partially offset by growth in service revenues from the fixed-line segment in respect of television and wholesale market services. In the first quarter of the year, the equipment revenues also decreased due to postponement of new handsets launches. In the second quarter of the year, we see an increase in activity of the end-user equipment in the cellular segment, with the cancellation of the purchase tax on this equipment and the successful launch of the Galaxy S8.

In the first quarter of 2017 again the intensified competition is reflected in the Company's results. In this quarter, we received all the required approvals for the network sharing agreements including the network sharing agreement with Golan which entered into force and guarantees us aggregate consideration of approximately NIS 2 billion over the coming decade. This is a significant achievement for the Company in the competitive market in which it operates. The effect of the network sharing agreement with Golan will be reflected gradually from the second quarter over the term of the agreement.

We continue the quarterly growth trend of Cellcom tv subscribers, and in the first quarter, approximately 13,000 households who chose the best television in Israel joined the service. In the field of Internet infrastructure we also maintained our position as significant recruiters in the market with the addition of 17,000 new households.

I am proud of our position in the television market as an innovative and quality company which provides value to the customer. In the recent weeks we announced that HBO content will be added to Cellcom tv at no additional cost. In addition we announced the possibility of viewing and recording from all smart TV screens and Android TV and launched the first Quattro package in Israel - all communications services in one package which includes television, three cellular lines, internet (connectivity and infrastructure) and a landline telephone service at a worthwhile and attractive price to the customer. This move is another step in our long-term strategy as a communications group that provides comprehensive service to its customers.

We continue to develop new growth engines and recently launched Cyber 360, an advanced comprehensive security solution for the business, that enables end-to-end protection of the enterprise through an innovative digital interface under control and monitoring of the business owner. The cyber-attack that took place two weeks ago illustrates the need for comprehensive cyber solutions for businesses."

Shlomi Fruhling, Chief Financial Officer, said:

"In the first quarter of 2017 we continued to recruit customers for Cellcom tv, the wholesale market service and the triple play service. Revenues from services in the fixed-line segment continue to grow following vast recruitment of subscribers. In the cellular segment, we experienced continued high level of competition which reflected in a continued erosion of service revenues from customers. In addition, we recorded a decrease in revenues from national roaming services compared to the first quarter of 2016.

As of the first quarter of 2017 the Company applies International Financial Reporting Standard (IFRS 15) and capitalizes part of the salaries expenses and commissions related to customer acquisition costs. The application of this standard is expected to have a material positive effect on the Company's financial results for the year.

Compared to the previous quarter, we recorded an increase of 2.8% in service revenues and a 16.2% improvement in EBITDA, as a result of the continued implementation of the growth strategy in the fixed-line segment, revenues' enhancement activity, an increase in revenues from national roaming services in the cellular segment and the application of International Financial Reporting Standard (IFRS 15).

Free cash flow for the first quarter of 2017 totaled NIS 66 million, a 55.7% decrease compared to the first quarter of 2016. The decrease in free cash flow resulted mainly from a one-time tax refund received in the first quarter of 2016 and from higher cash capital expenditures in fixed assets and intangible assets in the first quarter of 2017 compared to the first quarter of 2016.

The Company’s Board of Directors decided not to distribute a dividend for the first quarter of 2017, given the continued intensified competition in the market and its effect on the Company's operating results and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs."

Netanya, Israel – May 24, 2017 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the first quarter of 2017.

The Company reported that revenues for the first quarter of 2017 totaled NIS 959 million ($264 million); EBITDA for the first quarter of 2017 totaled NIS 201 million ($55 million), or 21.0% of total revenues; net income for the first quarter of 2017 totaled NIS 26 million ($7 million). Basic earnings per share for the first quarter of 2017 totaled NIS 0.25 ($0.07).

Main Consolidated Financial Results:

	Q1/2017	Q1/2016	Change%	Q1/2017	Q1/2016
	NIS million			US$ million (convenience translation)
Total revenues	959	1,022	(6.2%)	264	281
Operating Income	67	101	(33.7%)	19	28
Net Income	26	59	(55.9%)	7	16
Free cash flow	66	149	(55.7%)	18	41
EBITDA	201	238	(15.5%)	55	66
EBITDA, as percent of total revenues	21.0%	23.3%	(9.9%)

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	Q1'17	Q1'16	Change %	Q1'17	Q1'16	Change %	Q1'17	Q1'16	Q1'17	Q1'16	Change %
Total revenues	692	778	(11.1%)	316	293	7.8%	(49)	(49)	959	1,022	(6.2%)
Service revenues	509	559	(8.9%)	279	264	5.7%	(49)	(49)	739	774	(4.5%)
Equipment revenues	183	219	(16.4%)	37	29	27.6%	-	-	220	248	(11.3%)
EBITDA	159	178	(10.7%)	42	60	(30.0%)	-	-	201	238	(15.5%)
EBITDA, as percent of total revenues	23.0%	22.9%	0.4%	13.3%	20.5%	(35.1%)			21.0%	23.3%	(9.9%)

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	The segment includes landline telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

(***)	Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (first quarter of 2017 compared to first quarter of 2016):

Revenues for the first quarter of 2017 decreased 6.2% totaling NIS 959 million ($264 million), compared to NIS 1,022 million ($281 million) in the first quarter last year. The decrease in revenues is attributed to a 4.5% decrease in service revenues and an 11.3% decrease in equipment revenues.

Service revenues totaled NIS 739 million ($203 million) in the first quarter of 2017, a 4.5% decrease from NIS 774 million ($213 million) in the first quarter last year.

Service revenues in the cellular segment totaled NIS 509 million ($140 million) in the first quarter of 2017, an 8.9% decrease from NIS 559 million ($154 million) in the first quarter last year. This decrease resulted mainly from a decrease in cellular services revenues and from a decrease in revenues from national roaming services. The decrease in cellular services revenues resulted from the ongoing erosion in the prices of these services and churn of customers as a result of the aggressive competition in the cellular market.

Service revenues in the fixed-line segment totaled NIS 279 million ($77 million) in the first quarter of 2017, a 5.7% increase from NIS 264 million ($73 million) in the first quarter last year. This increase resulted mainly from an increase in revenues from Internet and TV services.

Equipment revenues totaled NIS 220 million ($61 million) in the first quarter of 2017, an 11.3% decrease compared to NIS 248 million ($68 million) in the first quarter last year. This decrease resulted mainly from a decrease in the amount of end user equipment sold in the cellular segment. This decrease was partially offset by an increase in equipment sales in the fixed-line segment.

Cost of revenues for the first quarter of 2017 totaled NIS 665 million ($183 million), compared to NIS 670 million ($184 million) in the first quarter of 2016, a 0.7% decrease. This decrease resulted mainly from a decrease in the quantity of end user equipment sold in the cellular segment. The decrease was partially offset by an increase in costs of TV services content and in costs related to internet services in the fixed-line segment.

Gross profit for the first quarter of 2017 decreased 16.5% to NIS 294 million ($81 million), compared to NIS 352 million ($97 million) in the first quarter of 2016. Gross profit margin for the first quarter of 2017 amounted to 30.7%, down from 34.4% in the first quarter of 2016.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2017 decreased 9.6% to NIS 227 million ($62 million), compared to NIS 251 million ($69 million) in the first quarter of 2016. This decrease is primarily a result of a decrease in salaries and commissions expenses due to capitalization of part of the customer acquisition costs as a result of early adoption of a new International Financial Reporting Standard (IFRS 15) as of the first quarter of 2017.

Operating income for the first quarter of 2017 decreased by 33.7% to NIS 67 million ($19 million) from NIS 101 million ($28 million) in the first quarter of 2016. The decrease in the operating income resulted mainly from a decrease in revenues from cellular services. The decrease was partially offset by a decrease in selling and marketing expenses in the amount of NIS 28 million ($8 million) due to capitalization of part of the customer acquisition costs as a result of early adoption of a new International Financial Reporting Standard (IFRS 15) as of the first quarter of 2017.

EBITDA for the first quarter of 2017 decreased by 15.5% totaling NIS 201 million ($55 million) compared to NIS 238 million ($66 million) in the first quarter of 2016. EBITDA as a percent of revenues for the first quarter of 2017 totaled 21.0%, down from 23.3% in the first quarter of 2016. The decrease in EBITDA resulted mainly from the ongoing erosion in service revenues. The decrease was partially offset by a decrease in selling and marketing expenses due to capitalization of part of the customer acquisition costs as a result of early adoption of a new International Financial Reporting Standard (IFRS 15) as of the first quarter of 2017.

Cellular segment EBITDA for the first quarter of 2017 totaled NIS 159 million ($44 million), compared to NIS 178 million ($49 million) in the first quarter last year, a decrease of 10.7%, which resulted mainly from a decrease in service revenues as mentioned above. Fixed-line segment EBITDA for the first quarter of 2017 totaled NIS 42 million ($12 million), compared to NIS 60 million ($17 million) in the first quarter last year, a 30.0% decrease, mainly as a result of an erosion in the internet field profitability.

Financing expenses, net for the first quarter of 2017 increased 29.2% and totaled NIS 31 million ($9 million), compared to NIS 24 million ($7 million) in the first quarter of 2016. The increase resulted mainly from lower deflation of the Israeli Consumer Price Index in the first quarter of 2017 compared to the first quarter of 2016.

Net Income for the first quarter of 2017 totaled NIS 26 million ($7 million), compared to NIS 59 million ($16 million) in the first quarter of 2016, a 55.9% decrease.

Basic earnings per share for the first quarter of 2017 totaled NIS 0.25 ($0.07), compared to NIS 0.59 ($0.16) in the first quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q1/2017	Q1/2016	Change (%)
Cellular subscribers at the end of period (in thousands)	2,792	2,813	(0.7%)
Churn Rate for cellular subscribers (in %)	12.0%	11.1%	8.1%
Monthly cellular ARPU (in NIS)	60.2	65.2	(7.7%)

Cellular subscriber base - at the end of the first quarter of 2017 the Company had approximately 2.792 million cellular subscribers. During the first quarter of 2017 the Company's cellular subscriber base decreased by approximately 9,000 net cellular subscribers.

Cellular Churn Rate for the first quarter of 2017 totaled to 12.0%, compared to 11.1% in the first quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for the first quarter of 2017 totaled NIS 60.2 ($16.6), compared to NIS 65.2 ($18.0) in the first quarter last year. The decrease in ARPU resulted, among others, from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market.

Main Performance Indicators - Fixed-line segment:

	Q1/2017	Q1/2016	Change (%)
Internet infrastructure field- households at the end of period (in thousands)	173	121	43.0%
TV field- households at the end of period (in thousands)	124	75	65.3%

In the first quarter of 2017, the Company's households base in respect of the internet infrastructure field increased by approximately 17,000 net households (in the fourth quarter of 2016 the Company's internet infrastructure households base was 156,000 and not 163,000, as previously reported), and the Company's households base in the TV field increased by 13,000 net households.

Financing and Investment Review

Cash Flow

Free cash flow for the first quarter of 2017, after elimination of a loan provided to Golan Telecom in the amount of NIS 130 million, as previously reported, totaled NIS 66 million ($18 million), compared to NIS 149 million ($41 million) in the first quarter of 2016, a 55.7% decrease. The decrease in free cash flow, resulted mainly from a one-time tax refund received in the first quarter of 2016 and from higher cash capital expenditures in fixed assets and intangible assets in the first quarter of 2017 compared to the first quarter of 2016.

Total Equity

Total Equity as of March 31, 2017 amounted to NIS 1,367 million ($376 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets

During the first quarter of 2017, the Company invested NIS 140 million ($39 million) in fixed assets and intangible assets (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of early adoption of a new International Financial Reporting Standard (IFRS 15)), compared to NIS 90 million ($25 million) in the first quarter 2016.

Dividend

On May 23, 2017, the Company's Board of Directors decided not to declare a cash dividend for the first quarter of 2017. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2016 on Form 20-F dated March 20, 2017, or the 2016 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding a summary of the Company's financial liabilities and details regarding the Company's outstanding debentures as of March 31, 2017, see "Disclosure for Debenture Holders" section in this press release.

Loans from Financial Institutions

For details regarding the fulfillment of financial covenants included in the loan agreements, which are identical to those included in the Company's Debentures Series F through K, see comment no.1 to the table of "Aggregation of the information regarding the debenture series issued by the Company" under "Disclosure for Debenture Holders" section in this press release. For additional details regarding the loans see the Company's 2016 Annual Report, under "Item 5B. Liquidity and Capital Resources – Other Credit Facilities".

Other developments during the first quarter of 2017 and subsequent to the end of the reporting period

Network Sharing Agreements

Following previous reports regarding the Company's network sharing and hosting services agreements with Marathon 018 Xfone Ltd., or Xfone, and with Electra Consumer Products Ltd., or Electra, in March and April 2017, respectively, both agreements came into effect after their respective preliminary conditions were met and the Company's agreement with Electra was adopted by Golan Telecom Ltd., or Golan Telecom, upon completion of its share capital being purchased by Electra. In April 2017, Xfone notified the Company that the Ministry of Communications granted Xfone a non-exclusive general license for the provision of cellular services.

For additional details see the Company's 2016 Annual Report under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on the Company – B. Business Overview - Networks and Infrastructure - Cellular Segment- Network Sharing Agreements", "- Competition – Cellular" and "- Government Regulation – Cellular Segment - Additional MNOs" and the Company's current reports on Form 6-K dated March 20 2017 and April 5, 2017.

Sale of Indirect Subsidiary

In May 2017, a wholly owned indirect subsidiary of the Company, 013 Netvision Ltd., or Netvision, has entered an agreement for the sale of its holdings in Internet Rimon Israel 2009 Ltd., or Rimon, a subsidiary of Netvision, to the other shareholders of Rimon. The agreement is subject to regulatory approvals and contains customary terms and conditions. The consideration shall be paid to Netvision in several installments over a period of two years from the closing of the transaction. The Company expects to record a capital gain of approximately NIS 10-15 million following the consummation of the agreement.

Conference Call Details

The Company will be hosting a conference call regarding its results for the first quarter of 2017 on Wednesday, May 24, 2017 at 09:30 am ET, 06:30 am PT, 14:30 UK time, 16:30 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 652 8972	UK Dial-in Number: 0 808 101 2717
Israel Dial-in Number: 03 918 0608	International Dial-in Number: +972 3 918 0608

at: 09:30 am Eastern Time; 06:30 am Pacific Time; 14:30 UK Time; 16:30 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.792 million cellular subscribers (as at March 31, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2016.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.632 = US$ 1 as published by the Bank of Israel for March 31, 2017.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience translation into US dollar
	March 31,	March 31,	March 31,	December 31,
	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	681	589	162	1,240
Current investments, including derivatives	282	283	78	284
Trade receivables	1,299	1,293	356	1,325
Current tax assets	-	47	13	25
Other receivables	61	71	20	61
Inventory	78	67	18	64

Total current assets	2,401	2,350	647	2,999

Trade and other receivables	808	914	252	796
Property, plant and equipment, net	1,696	1,628	448	1,659
Intangible assets and others, net	1,221	1,230	339	1,207
Deferred tax assets	8	1	-	1

Total non- current assets	3,733	3,773	1,039	3,663

Total assets	6,134	6,123	1,686	6,662

Liabilities
Current maturities of debentures	858	709	195	863
Trade payables and accrued expenses	636	639	176	675
Current tax liabilities	57	1	-	-
Provisions	107	101	28	108
Other payables, including derivatives	272	243	67	279

Total current liabilities	1,930	1,693	466	1,925

Long-term loans from financial institutions	-	340	94	340
Debentures	2,784	2,511	692	2,866
Provisions	20	30	8	30
Other long-term liabilities	28	33	9	31
Liability for employee rights upon retirement, net	12	12	3	12
Deferred tax liabilities	115	137	38	118

Total non- current liabilities	2,959	3,063	844	3,397

Total liabilities	4,889	4,756	1,310	5,322

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(2)	(1)	-	(1)
Retained earnings	1,230	1,348	371	1,322

Non-controlling interest	16	19	5	18

Total equity	1,245	1,367	376	1,340

Total liabilities and equity	6,134	6,123	1,686	6,662

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

			Convenience translation into US dollar
	Three-month period ended March 31,		Three-month period ended March 31,	Year ended December 31,
	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions

Revenues	1,022	959	264	4,027
Cost of revenues	(670)	(665)	(183)	(2,702)

Gross profit	352	294	81	1,325

Selling and marketing expenses	(148)	(114)	(31)	(574)
General and administrative expenses	(103)	(113)	(31)	(420)
Other expenses, net	-	-	-	(21)

Operating profit	101	67	19	310

Financing income	14	16	4	46
Financing expenses	(38)	(47)	(13)	(196)
Financing expenses, net	(24)	(31)	(9)	(150)

Profit before taxes on income	77	36	10	160

Taxes on income	(18)	(10)	(3)	(10)
Profit for the period	59	26	7	150
Attributable to:
Owners of the Company	58	25	7	148
Non-controlling interests	1	1	-	2
Profit for the period	59	26	7	150

Earnings per share
Basic earnings per share (in NIS)	0.59	0.25	0.07	1.47

Diluted earnings per share (in NIS)	0.59	0.25	0.07	1.47

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,604,578	100,604,795	100,604,795	100,604,578

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,604,578	101,390,301	101,390,301	100,698,306

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

			Convenience translation into US dollar
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	59	26	7	150
Adjustments for:
Depreciation and amortization	135	133	37	534
Share based payments	2	1	-	6
Gain on sale of property, plant and equipment	1	-	-	10
Income tax expense	18	10	3	10
Financing expenses, net	24	31	9	150

Changes in operating assets and liabilities:
Change in inventory	7	(3)	(1)	21
Change in trade receivables (including long-term amounts)	(58)	60	16	(28)
Change in other receivables (including long-term amounts)	32	(152)	(42)	(5)
Change in trade payables, accrued expenses and provisions	2	(11)	(3)	-
Change in other liabilities (including long-term amounts)	38	(6)	(2)	20
Income tax paid	(21)	(12)	(3)	(88)
Income tax received	-	-	-	1
Net cash from operating activities	239	77	21	781

Cash flows from investing activities
Acquisition of property, plant, and equipment	(68)	(93)	(25)	(295)
Additions to intangible assets and others	(22)	(47)	(13)	(73)
Change in current investments, net	(1)	1	-	(9)
Payments for other derivative contracts, net	-	(1)	-	-
Proceeds from sale of property, plant and equipment	-	-	-	2
Interest received	6	4	1	11
Net cash used in investing activities	(85)	(136)	(37)	(364)

Cellcom Israel Ltd.

 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience translation into US dollar
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(6)	-	-	(13)
Receipt of long-term loans from financial institutions	-	-	-	340
Repayment of debentures	(385)	(514)	(142)	(732)
Proceeds from issuance of debentures, net of issuance costs	250	-	-	653
Dividend paid	(1)	-	-	(1)
Interest paid	(92)	(78)	(21)	(185)

Net cash from (used in) financing activities	(234)	(592)	(163)	62

Changes in cash and cash equivalents	(80)	(651)	(179)	479

Cash and cash equivalents as at the beginning of the period	761	1,240	341	761

Cash and cash equivalents as at the end of the period	681	589	162	1,240

Cellcom Israel Ltd.

(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended March 31,			Year ended December 31,
	2016	2017	Convenience translation into US dollar 2017	2016
	NIS millions		US$ millions	NIS millions
Profit for the period	59	26	7	150
Taxes on income	18	10	3	10
Financing income	(14)	(16)	(4)	(46)
Financing expenses	38	47	13	196
Other expenses	-	-	-	8
Depreciation and amortization	135	133	36	534
Share based payments	2	1	-	6
EBITDA	238	201	55	858

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
	2016	2017	Convenience translation into US dollar 2017	2016
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	239	77	21	781
Loan to Golan Telecom	-	130	36	-
Cash flows from investing activities	(90)	(136)	(37)	(364)
Sale of short-term tradable debentures and deposits (**)	-	(5)	(2)	(1)
Free cash flow	149	66	18	416

(*) Including the effects of exchange rate fluctuations in cash and cash equivalents.

(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.

(An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2016	Q2-2016	Q3-2016	Q4-2016	Q1-2017	FY-2016

Cellular service revenues	559	567	534	502	509	2,162
Fixed-line service revenues	264	264	276	267	279	1,071

Cellular equipment revenues	219	217	195	205	183	836
Fixed-line equipment revenues	29	30	39	60	37	158

Consolidation adjustments	(49)	(49)	(52)	(50)	(49)	(200)
Total revenues	1,022	1,029	992	984	959	4,027

Cellular EBITDA	178	181	149	117	159	625
Fixed-line EBITDA	60	57	60	56	42	233
Total EBITDA	238	238	209	173	201	858

Operating profit	101	104	73	32	67	310
Financing expenses, net	24	44	42	40	31	150
Profit for the period	59	44	33	14	26	150

Free cash flow	149	103	81	83	66	416

Cellular subscribers at the end of period (in 000's)	2,813	2,812	2,822	2,801	2,792	2,801
Monthly cellular ARPU (in NIS)	65.2	66.0	62.8	59.3	60.2	63.3
Churn rate for cellular subscribers (%)	11.1%	10.6%	10.5%	10.4%	12.0%	42.4%

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2017

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series(8)	Original Issuance Date	Principal on the Date of Issuance	As of 31.03.2017					As of 23.05.2017		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
D (7)**	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	299.602	347.668	13.479	361.147	364.795	299.602	349.120	5.19%	01.07.13	01.07.17	July-1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F (4)(5)(6) **	20/03/12	714.802	643.322	656.197	7.018	663.215	703.279	643.322	659.398	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G (4)(5)(6)	20/03/12	285.198	228.158	228.307	3.714	232.021	247.232	228.158	228.293	6.99%	05.01.17	05.01.19	January-5 and July-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	830.022	4.379	834.401	968.711	949.624	834.062	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 30/03/16*	804.010	804.010	754.941	7.752	762.693	872.914	804.010	756.360	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	26/09/16	103.267	103.267	102.257	0.589	102.846	107.078	103.267	102.280	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	26/09/16	303.971	303.971	300.926	2.513	303.439	313.637	303.971	300.995	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
Total		5,583.947	3,331.954	3,220.318	39.444	3,259.762	3,577.646	3,331.954	3,230.508

Comments:

(1) In the reporting period, the Company fulfilled all terms of the debentures. The Company also fulfilled all terms of the Indentures and loan agreements. Debentures Series F through K financial and loan agreements covenants - as of March 31, 2017 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2016 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service– Public Debentures") was 3.30. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments, excluding Series D debentures in which the payments are annual. (4) Regarding debenture Series F through K and loan agreements, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through K and loan agreements - the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2016 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service– Public Debentures" and "-Other Credit Facilities". (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2016, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures (Series E debentures were fully repaid in January 2017), respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. (8) In January 2017, debentures Series B and E were fully repaid.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.

(**) As of March 31, 2017, debentures Series D, F, H, I and K are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2017 (cont.)

Debentures Rating Details*

Series	Rating Company	Rating as of 31.03.2017 (1)	Rating as of 23.05.2017	Rating assigned upon issuance of the Series	Recent date of rating as of 23.05.2017	Additional ratings between original issuance and the recent date of rating as of 23.05.2017 (2)
Rating
D	S&P Maalot	A+	A+	AA-	08/2016	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015, 3/2016, 08/2016	AA-, AA,AA-, A+ (2)
F	S&P Maalot	A+	A+	AA	08/2016	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	08/2016	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	08/2016	6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	A+ (2)
I	S&P Maalot	A+	A+	A+	08/2016	6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	A+ (2)
J	S&P Maalot	A+	A+	A+	08/2016	08/2016	A+ (2)
K	S&P Maalot	A+	A+	A+	08/2016	08/2016	A+ (2)

(1)	In August 2016, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)	In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016 and August 2016, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated August 23, 2016.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2017

a.	Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	563,709	142,029	-	-	-	128,875
Second year	330,901	165,457	-	-	-	88,196
Third year	330,901	80,240	-	-	-	66,658
Fourth year	113,043	80,240	-	-	-	51,076
Fifth year and on	703,066	861,701	-	-	-	123,970
Total	2,041,620	1,329,667	-	-	-	458,775

b.	Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	-	-	-	-	16,060
Second year	-	78,000	-	-	-	14,213
Third year	-	78,000	-	-	-	10,541
Fourth year	-	78,000	-	-	-	6,874
Fifth year and on	-	106,000	-	-	-	3,881
Total	-	340,000	-	-	-	51,569

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS) - None.

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2017 (cont.)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	563,709	142,029	-	-	-	144,935
Second year	330,901	243,457	-	-	-	102,409
Third year	330,901	158,240	-	-	-	77,199
Fourth year	113,043	158,240	-	-	-	57,950
Fifth year and on	703,066	967,701	-	-	-	127,851
Total	2,041,620	1,669,667	-	-	-	510,344

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.

g.	Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.	Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.	Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.	Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	1,913	570	-	-	-	641
Second year	1,436	503	-	-	-	493
Third year	1,436	161	-	-	-	420
Fourth year	912	161	-	-	-	371
Fifth year and on	7,960	5,077	-	-	-	975
Total	13,657	6,472	-	-	-	2,900

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Item 2

Cellcom Israel Ltd.

and Subsidiaries

Condensed Consolidated

Interim Financial Statements

As at March 31, 2017

(Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at March 31, 2017

Contents

Page

Condensed Consolidated Interim Statements of Financial position	2

Condensed Consolidated Interim Statements of Income	3

Condensed Consolidated Interim Statements of Comprehensive Income	4

Condensed Consolidated Interim Statements of Changes in Equity	5

Condensed Consolidated Interim Statements of Cash Flows	7

Notes to the Condensed Consolidated Interim Financial Statements	9

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

				Convenience translation into US dollar
				(Note 2D)
	March 31,	March 31,		March 31,	December 31,
	2016	2017	*	2017 *	2016
	NIS millions			US$ millions	NIS millions
	(Unaudited)			(Unaudited)	(Audited)

Assets
Cash and cash equivalents	681	589		162	1,240
Current investments, including derivatives	282	283		78	284
Trade receivables	1,299	1,293		356	1,325
Current tax assets	-	47		13	25
Other receivables	61	71		20	61
Inventory	78	67		18	64

Total current assets	2,401	2,350		647	2,999

Trade and other receivables	808	914		252	796
Property, plant and equipment, net	1,696	1,628		448	1,659
Intangible assets and others, net	1,221	1,230		339	1,207
Deferred tax assets	8	1		-	1

Total non- current assets	3,733	3,773		1,039	3,663

Total assets	6,134	6,123		1,686	6,662

Liabilities
Current maturities of debentures	858	709		195	863
Trade payables and accrued expenses	636	639		176	675
Current tax liabilities	57	1		-	-
Provisions	107	101		28	108
Other payables, including derivatives	272	243		67	279

Total current liabilities	1,930	1,693		466	1,925

Long-term loans from financial institutions	-	340		94	340
Debentures	2,784	2,511		692	2,866
Provisions	20	30		8	30
Other long-term liabilities	28	33		9	31
Liability for employee rights upon retirement, net	12	12		3	12
Deferred tax liabilities	115	137		38	118

Total non- current liabilities	2,959	3,063		844	3,397

Total liabilities	4,889	4,756		1,310	5,322

Equity attributable to owners of the Company
Share capital	1	1		-	1
Cash flow hedge reserve	(2)	(1)		-	(1)
Retained earnings	1,230	1,348		371	1,322

Non-controlling interest	16	19		5	18

Total equity	1,245	1,367		376	1,340

Total liabilities and equity	6,134	6,123		1,686	6,662

Date of approval of the condensed consolidated financial statements: May 23, 2017.

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience translation into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2016	2017 *	2017 *	2016
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Revenues	1,022	959	264	4,027
Cost of revenues	(670)	(665)	(183)	(2,702)

Gross profit	352	294	81	1,325

Selling and marketing expenses	(148)	(114)	(31)	(574)
General and administrative expenses	(103)	(113)	(31)	(420)
Other expenses, net	-	-	-	(21)

Operating profit	101	67	19	310

Financing income	14	16	4	46
Financing expenses	(38)	(47)	(13)	(196)
Financing expenses, net	(24)	(31)	(9)	(150)

Profit before taxes on income	77	36	10	160

Taxes on income	(18)	(10)	(3)	(10)
Profit for the period	59	26	7	150
Attributable to:
Owners of the Company	58	25	7	148
Non-controlling interests	1	1	-	2
Profit for the period	59	26	7	150

Earnings per share
Basic earnings per share (in NIS)	0.59	0.25	0.07	1.47

Diluted earnings per share (in NIS)	0.59	0.25	0.07	1.47

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,604,578	100,604,795	100,604,795	100,604,578

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,604,578	101,390,301	101,390,301	100,698,306

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience translation into US dollar
			(Note 2D)
	Three- month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	59	26	7	150
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net	-	-	-	1
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	-	-	1
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	(1)
Total other comprehensive income for the period, net of tax	-	-	-	-
Total comprehensive income for the period	59	26	7	150
Total comprehensive income attributable to:
Owners of the Company	58	25	7	148
Non-controlling interests	1	1	-	2
Total comprehensive income for the period	59	26	7	150

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended March 31, 2017 (Unaudited)

Balance as of January 1, 2017
(Audited)	1	(1)	1,322	1,322	18	1,340	369
Comprehensive income for the period
Profit for the period	-	-	25	25	1	26	7
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Balance as of March 31, 2017 (Unaudited)	1	(1)	1,348	1,348	19	1,367	376

	Attributable to owners of the Company				Non-controlling interests	Total equity
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions
For the three-month period ended March 31, 2016 (Unaudited)

Balance as of January 1, 2016 (Audited)	1	(2)	1,170	1,169	16	1,185
Comprehensive income for the period
Profit for the period	-	-	58	58	1	59
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2
Dividend to non-controlling interersts in a subsidiary	-	-	-	-	(1)	(1)
Balance as of March 31, 2016 (Unaudited)	1	(2)	1,230	1,229	16	1,245

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions
For the year ended December 31, 2016 (Audited)

Balance as of January 1, 2016 (Audited)	1	(2)	1,170	1,169	16	1,185
Comprehensive income for the year
Profit for the year	-	-	148	148	2	150
Other comprehensive income (loss) for the year, net of tax	-	1	(1)	-	-	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	5	5	1	6
Dividend to non-controlling interersts in a subsidiary	-	-	-	-	(1)	(1)
Balance as of December 31, 2016 (Audited)	1	(1)	1,322	1,322	18	1,340

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience translation into US dollar (Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2016	2017 *	2017 *	2016
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	59	26	7	150
Adjustments for:
Depreciation and amortization	135	133	37	534
Share based payments	2	1	-	6
Gain on sale of property, plant and equipment	1	-	-	10
Income tax expense	18	10	3	10
Financing expenses, net	24	31	9	150

Changes in operating assets and liabilities:
Change in inventory	7	(3)	(1)	21
Change in trade receivables (including long-term amounts)	(58)	60	16	(28)
Change in other receivables (including long-term amounts)	32	(152)	(42)	(5)
Change in trade payables, accrued expenses and provisions	2	(11)	(3)	-
Change in other liabilities (including long-term amounts)	38	(6)	(2)	20
Income tax paid	(21)	(12)	(3)	(88)
Income tax received	-	-	-	1
Net cash from operating activities	239	77	21	781

Cash flows from investing activities
Acquisition of property, plant, and equipment	(68)	(93)	(25)	(295)
Additions to intangible assets and others	(22)	(47)	(13)	(73)
Change in current investments, net	(1)	1	-	(9)
Payments for other derivative contracts, net	-	(1)	-	-
Proceeds from sale of property, plant and equipment	-	-	-	2
Interest received	6	4	1	11
Net cash used in investing activities	(85)	(136)	(37)	(364)

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience translation into US dollar (Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2016	2017 *	2017 *	2016
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(6)	-	-	(13)
Receipt of long-term loans from financial institutions	-	-	-	340
Repayment of debentures	(385)	(514)	(142)	(732)
Proceeds from issuance of debentures, net of issuance costs	250	-	-	653
Dividend paid	(1)	-	-	(1)
Interest paid	(92)	(78)	(21)	(185)

Net cash from (used in) financing activities	(234)	(592)	(163)	62

Changes in cash and cash equivalents	(80)	(651)	(179)	479

Cash and cash equivalents as at the beginning of the period	761	1,240	341	761

Cash and cash equivalents as at the end of the period	681	589	162	1,240

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. (the "Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at March 31, 2017 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a subsidiary of Discount Investment Corporation (the parent company "DIC"), which is controlled by IDB Development Corporation Ltd., or IDB.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2016 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 23, 2017.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the three month period ended March 31, 2017, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2017 (NIS 3.632 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of March 31, 2017	3.632	220.24
As of March 31, 2016	3.766	219.35
As of December 31, 2016	3.845	220.68

Increase (decrease) during the period:

Three months ended March 31, 2017	(5.54%)	(0.20%)
Three months ended March 31, 2016	(3.49%)	(0.91%)
Year ended December 31, 2016	(1.46%)	(0.30%)

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

Adoption of a new standard effective January 1, 2017

IFRS15, Revenue from Contracts with Customers

Effective January 1, 2017 the Group early adopted International Financial Reporting Standard 15 (“IFRS 15” or “the standard”), which provides guidance on revenue recognition.

The standard introduces a new five step model for recognizing revenue from contracts with customers:

1.	Identifying the contract with the customer.

2.	Identifying separate performance obligations in the contract.

3.	Determining the transaction price.

4.	Allocating the transaction price to separate performance obligations.

5.	Recognizing revenue when the performance obligations are satisfied.

The standard was applied using the cumulative effect approach as from the initial date of application, with an adjustment to the balance of retained earnings as at January 1, 2017 and without restating comparative data.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

In the framework of the initial application of the standard, the Group has chosen to apply the following expedients:

1.	Application of the cumulative effect approach only for contracts not completed at the transition date; and
2.	Examining the aggregate effect of contract changes that occurred before the date of initial application, instead of examining each change separately.

The main impact of the standard on the Group's financial statements is that customer acquisition costs are capitalized when it is expected that the Group will recover these costs, instead of recognizing these costs in profit or loss as incurred, as was done prior to the adoption of the standard. Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as an asset and are amortized to profit or loss, in accordance with the expected service period from these contracts (over a period of 2-3 years). Such customer acquisition costs capitalization, is expected to have a material positive effect on the Group's results of operations in the coming years, which will be leveled off in later years.

In the statements of cash flows, customer acquisition costs paid are presented as part of cash flows used in investing activities.

The Group applies the practical exemption specified in the standard and recognizes customer acquisition costs in profit or loss when the expected amortization period of these costs is one year or less.

In respect of contracts which have not been concluded until the date of transition, such change did not have a material impact on the retained earnings at the initial date of application.

The tables below present the effects on the condensed consolidated interim statements of financial position as at March 31, 2017 and on the condensed consolidated interim statements of income for the three months period then ended, assuming that the previous revenue recognition policy would have continued in that period:

The effect on the condensed consolidated interim statements of financial position as at March 31, 2017:

	According to the previous policy	Effect of the standard*	According to IFRS 15
	NIS millions
	(Unaudited)
Intangible assets and others, net	1,202	28	1,230
Deferred tax liabilities	130	7	137
Retained earnings	1,327	21	1,348

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The effect on the condensed consolidated interim statements of income for the three month period ended March 31, 2017:

	According to the previous policy	Effect of the standard*	According to IFRS 15
	NIS millions
	(Unaudited)
Revenues	959	-	959
Cost of revenues	(665)	-	(665)
Gross profit	294	-	294
Selling and marketing expenses	(142)	28	(114)
General and administrative expenses	(113)	-	(113)
Operating profit	39	28	67
Financing income	16	-	16
Financing expenses	(47)	-	(47)
Financing expenses, net	(31)	-	(31)
Profit before taxes on income	8	28	36
Taxes on income	(3)	(7)	(10)
Profit for the period	5	21	26
Attributable to:
Owners of the Company	4	21	25
Non-controlling interests	1	-	1
Profit for the period	5	21	26
Earnings per share
Basic earnings per share (in NIS)	0.04	0.21	0.25
Diluted earnings per share (in NIS)	0.04	0.21	0.25

* According to the standard, incremental costs of obtaining a contract with a customer are recognized as an asset when it is probable that the Group will recover those costs. Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as an asset and amortized to profit or loss in accordance with the expected service period from these contracts.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

•	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

•	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	Three-month period ended March 31, 2017*
	NIS millions
	(Unudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period
External revenues	688	271	-	959
Inter-segment revenues	4	45	(49)	-
Segment EBITDA**	159	42			201

Depreciation and amortization					(133)
Taxes on income					(10)
Financing income					16
Financing expenses					(47)
Share based payments					(1)
Profit for the period					26

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended March 31, 2016
	NIS millions
	(Unudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period
External revenues	774	248	-	1,022
Inter-segment revenues	4	45	(49)	-
Segment EBITDA**	178	60			238

Depreciation and amortization					(135)
Taxes on income					(18)
Financing income					14
Financing expenses					(38)
Share based payments					(2)
Profit for the period					59

	Year ended December 31, 2016
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year
External revenues	2,981	1,046	-	4,027
Inter-segment revenues	17	183	(200)	-

Segment EBITDA**	625	233			858

Depreciation and amortization					(534)
Taxes on income					(10)
Financing income					46
Financing expenses					(196)
Other expenses					(8)
Share based payments					(6)
Profit for the year					150

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

** Segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for an expense in the amount of approximately NIS 13 million in respect of voluntary retirement plan for employees, which has been recorded in the second quarter of 2016), depreciation and amortization and share based payments, as a measure of operating profit. Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, loans, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	March 31,				December 31,
	2016		2017		2016
	Book value	Fair value	Book value	Fair value	Book value	Fair value*
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(3,699)	(4,016)	(3,260)	(3,578)	(3,815)	(4,112)

* The fair value as of December 31, 2016, includes principal and interest in a total sum of approximately NIS 592 million, paid in January 2017.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

	March 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	279	-	-	279
Derivatives	-	4	-	4
Total assets	279	4	-	283
Financial liabilities at fair value
Derivatives	-	(21)	-	(21)
Total liabilities	-	(21)	-	(21)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	March 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	278	-	-	278
Derivatives	-	4	-	4
Total assets	278	4	-	282
Financial liabilities at fair value
Derivatives	-	(33)	-	(33)
Total liabilities	-	(33)	-	(33)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	282	-	-	282
Derivatives	-	2	-	2
Total assets	282	2	-	284
Financial liabilities at fair value
Derivatives	-	(17)	-	(17)
Total liabilities	-	(17)	-	(17)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Revenues

Composition

	Three months ended March 31,		Year ended December 31,
	2016	2017	2016
	(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	248	220	994

Revenues from services:
Cellular services	522	469	2,025
Land-line communications services	216	234	871
Other services	36	36	137
Total revenues from services	774	739	3,033
Total revenues	1,022	959	4,027

Note 7 - Commitments

In March 2017 and in April 2017, after the end of the reporting period, the Company's network sharing and hosting services agreements with Marathon 018 Xfone Ltd. and with Electra Consumer Products Ltd., or Electra, respectively, came into effect after their respective preliminary conditions were met and the Company's agreement with Electra was adopted by Golan Telecom Ltd., or Golan Telecom, upon completion of its share capital being purchased by Electra. Upon completion of the Company's network sharing and hosting services agreement with Electra/Golan Telecom, a loan in an amount of NIS 130 million (which was included in the condensed consolidated interim statements of financial position as at March 31, 2017, under non-current trade and other receivables) was provided to Golan Telecom according to the terms of such agreement. For additional details, see Note 30 to the annual financial statements.

Note 8 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of March 31, 2017 in respect of all lawsuits against the Group amounts to approximately NIS 51 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Contingent Liabilities (cont'd)

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, two purported class actions have been filed against the Group (which were included in Note 31(1) to the annual financial statements) in the total sum estimated by the plaintiffs to be approximately NIS 16 million. At this early stage it is not possible to assess their chances of success.

During the reporting period, seven purported class actions (six of which were reported as dismissed in Note 31(1) to the annual financial statements), were concluded: four purported class actions against the Group, in the total sum estimated by the plaintiffs to be approximately NIS 160 million, a purported class action for approximately NIS 6.7 billion, that has been filed against the Group and other defendants together and two other purported class actions against the Group and other defendants together without specifying the amount claimed from the Group.

In December 2016, the District court partially approved a request to certify a lawsuit filed against the Company in July 2014 as a class action, relating to an allegation that the commercial messages the Company sent to its subscribers failed to meet the requirements by applicable law. In January 2017, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiffs to be approximately NIS 21 million.

In January 2017, the District court partially approved a request to certify a lawsuit filed against the Group in February 2013 as a class action, relating to an allegation that the Group failed to disconnect customers within the time frame set in its license and applicable law. In March 2017, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiffs to be approximately NIS 72 million.

After the end of the reporting period, a purported class action has been filed against the Group for non-monetary remedies. At this early stage it is not possible to assess its chances of success.

After the end of the reporting period, two purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 271 million, were dismissed.

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

1.	In March 2015, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers. In February 2017, a settlement agreement was filed with the court and proceedings are still pending.

2.	In December 2015, a purported class action was filed against the Company and two other defendants, alleging that the defendants unlawfully offer cellular pre-paid calling cards for very high prices by allegedly coordinating such prices among them. The total amount claimed from all defendants, including the Company, had the lawsuit been certified as a class action, was estimated by the plaintiffs to be approximately NIS 13 billion, out of which, based on the data specified in the lawsuit by the plaintiffs, an estimated amount of approximately NIS 6.7 billion was claimed from the Company. In September 2016, the purported class action was dismissed by the District Court. In November 2016, the plaintiffs filed an appeal regarding the District Court's decision and in January 2017, the Supreme Court dismissed their appeal.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - An Event after the End of the Reporting Period

In May 2017, after the end of the reporting period, a wholly owned indirect subsidiary of the Company, 013 Netvision Ltd., or Netvision, has entered an agreement for the sale of its holdings in Internet Rimon Israel 2009 Ltd., or Rimon, a subsidiary of Netvision, to the other shareholders of Rimon. The agreement is subject to regulatory approvals and contains customary terms and conditions. The consideration shall be paid to Netvision in several installments over a period of two years from the closing of the transaction. The Company expects to record a capital gain of approximately NIS 10-15 million following the consummation of the agreement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 24, 2017	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary